Christopher J. Madin Vice President, Corporate Counsel Law Department The Prudential Insurance Company of America 280 Trumbull Street, Hartford, CT 06103 Tel: 860-534-6087 christopher.madin@prudential.com

September 30, 2024

Alberto H. Zapata, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management - Disclosure Review and Accounting Office
100 F Street NE
Washington DC 20549

Re:	Prudential FlexGuard® Life IVUL submission Pruco Life Insurance Company (“Pruco Life”) (Depositor) Pruco Life Variable Universal Account (Registrant) Registration Nos. 333-265486 and 811-05826

Mr. Zapata:

On behalf of the above-referenced Registrant, we are providing responses to the Staff’s oral comments received via telephone on September 24, 2024, with respect to the Registration Statement noted above. The staff's comments and our responses are as follows:
1.Please summarize the key changes to the Contract and indicate whether they are a benefit to Contract Owners.

There are four key changes to the new FlexGuard Life IVUL product. Each change is beneficial to the Contract Owner and is intended to make the product more appealing to potential investors, as follows:

–There is no surrender charge on partial withdrawals from the Contract’s cash value, which allows Contract Owners greater access to funds.
–Sales loads have been changed to make the product more useful for Contract Owners who intend to employ a cash accumulation design.
–There are two new Index Strategies that each have two investment options, and one of the existing Index Strategies now has an additional investment option. The previous version had three Index Strategies and three investment options, and this version offers five Index Strategies and eight investment options. The new Index Strategies do not replace those offered in the current version of the product, but are new additions.

–The Other Goods and Services Rider will allow the company to offer additional goods and/or services to Contract Owners.

2.Please revise prospectus disclosures to clarify that if a withdrawal causes the Contract to lapse, there could be surrender charges.

The Contract does not allow Contract Owners to withdraw their full cash value such that it would cause the Contract to lapse. The Withdrawals section explains that a withdrawal must leave cash value “sufficient to cover two months of Contract Fund deductions.” See our response to Item 5 below for more details.

3.Please revise prospectus disclosures to clarify that if a withdrawal causes a reduction of the Basic Insurance Amount, there could be surrender charges.

There is no surrender charge when a withdrawal causes a reduction of the basic insurance amount. Under Charges and Expenses, subsection Surrender Charge, we provide that “Also, we do not assess a surrender charge for a reduction in Basic Insurance Amount due to a withdrawal.” We note that several items in the prospectus were not fully consistent with that provision and we have updated them accordingly. Specifically, we updated Charges for Early Withdrawals section as follows1:

“There is no charge to withdraw money from the Contract. However, if within the first 15 Contract Years your Contract is surrendered, lapses, or you reduce the Basic Insurance Amount, you may be assessed a surrender charge. The maximum surrender charge is set forth in your Contract and ranges from $8.80 to $56.72 per $1,000 of Basic Insurance Amount. The maximum surrender charge for a reduction of Basic Insurance Amount by $100,000 is $5,672.00. ~~For more information on early withdrawal charges, please~~ Please also refer to the Surrender Charge subsection of this prospectus.”

We also updated Principal Risks of Investing In the Contract as follows:

“Taking Withdrawals – Whenever a withdrawal is made, the Death Benefit will immediately be reduced by at least the amount of the withdrawal. ~~A surrender charge may be deducted when any withdrawal causes a reduction in the Basic Insurance Amount.~~ If the Basic Insurance Amount is decreased….[.]”

Finally, we made the following update to Transaction Charges:

“(b) We may charge a withdrawal fee of up to $25 in connection with each withdrawal. Currently, we do not charge a transaction fee for withdrawals. ~~A surrender charge may apply.~~ See ~~Surrender Charge and~~ Withdrawals.”

1 We recognize it is potentially confusing to discuss other surrender charges in the Charges For Early Withdrawals section when there is in fact no surrender charge for early withdrawals. Ideally we would rename this section “Surrender Charges” and explain the scenarios where they apply; however, the Rule requires us to use the proscribed section title and does not provide any other space in the Fees and Expenses section to discuss surrender charges, so we have clarified as best we can.

4.In the Charges for Early Withdrawals section, please say there is "currently" no charge since the fee table shows there could be a charge and modify the phrase "for more information on early withdrawal charges” to be consistent. In the Transaction section, modify the reference to “withdrawal fees” to clarify that they may be charged in the future.

We believe this change may cause confusion by treating the withdrawal charge differently than other fees that are not currently charged, and we would prefer to leave our language as it is. There are a number of other charges listed in the Transaction Fees subsection of the Fees And Expenses section that are also not currently charged (Transfer fee, Basic Insurance Amount decrease fee, etc.), and in this particular section we do not explicitly state that these fees are not ‘currently’ charged but may be in the future. The Fee Table clarifies that these fees, including the withdrawal charge, are not currently being charged by showing a current charge of $0, and demonstrates that all those fees might be charged at some point by showing the Guaranteed (Maximum) fee of $25 for each item. We also explain in the Transaction Charges section that we might charge any of those fees, including the withdrawal fee, in the future. If any of those fees were to be charged, this would require the filing of a supplement to update the prospectus. We would update both the Fee Table and the Fees and Expenses language to clarify that the relevant fees are being charged. We would prefer to keep our references to the Withdrawal fee consistent with the other Transaction fees in order to avoid confusing investors.

5.The Surrender Charge section provides that "The percentage will be the amount by which the new Basic Insurance Amount is less than the threshold amount, divided by the threshold amount plus the amount by which the Basic Insurance Amount was reduced for any withdrawals." Does this belie the assertion that there are no charges for withdrawals? Is this an indirect charge?

This formula demonstrates that while a withdrawal never triggers a surrender charge, neither does it change the original applicable surrender charges for other Contract transactions. For example, if the Contract Owner makes a withdrawal then subsequently chooses to decrease the face amount (not as a result of the withdrawal) or surrender the Contract, we will calculate the surrender charge as if there was no withdrawal. These contractual provisions prevent Contract Owners from ‘gaming the system’ by withdrawing the maximum amount from the Contract and then surrendering or reducing the face amount just to avoid surrender charges.

6.The Types of Death Benefit section contains the following edit: “Contract Owners of a Contract with a Type A Death Benefit should note that any withdrawal will generally result in a reduction of the Basic Insurance Amount by the amount of the withdrawal ~~and will result in the deduction of any applicable surrender charge~~.” Explain why this is no longer applicable.

This reflects a change to the base Contract to reflect a new feature. This charge is no longer applicable.

Please feel free to contact me if you have any questions regarding these responses. I can be reached at (860) 534-6087 (office) or (860) 459-2006 (cell).

Respectfully yours,

/s/ Christopher J. Madin	September 30, 2024

Christopher J. Madin Vice President and Corporate Counsel Pruco Life Insurance Company	Date

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